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SEC 1815
(11-2002)
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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **July, 2004**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...**X**..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..**X**...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Royal Standard Minerals Inc.
(Registrant)
By:**\s\ Roland M. Larsen**
(Signature)*
President & CEO


Date **July 6, 2004**

* Print the name and title of the signing officer under his signature.

NOTICE TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED APRIL 30, 2004

ROYAL STANDARD MINERALS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Royal Standard Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the January 31, 2004 audited consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Disclosure Required Under National Instrument 51-102 - "Continuous Disclosure Obligations" - Part 4.3(3)(a)

The auditor of Royal Standard Minerals Inc. has not performed a review of the unaudited consolidated financial statements for the three months ended April 30, 2004 and April 30, 2003.

ROYAL STANDARD MINERALS INC.
CONSOLIDATED BALANCE SHEETS (PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

	April 30, 2004 (Unaudited)	January 31, 2004 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 1,729,624	$ 189,732
Funds held in trust	75,000	75,000
Investments	8,000	8,000
Receivables	2,669	559
	1,815,293	273,291
Equipment	49,159	52,656
Exploration properties (Note 2)	1,276,160	1,253,444
	$ 3,140,612	$ 1,579,391
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 58,320	$ 106,178
SHAREHOLDERS' EQUITY		
Capital stock (Note 3)	8,648,919	7,221,581
Warrants (Note 5)	450,959	151,276
Contributed surplus	1,477,780	1,477,780
Deficit	(7,495,366)	(7,377,424)
	3,082,292	1,473,213
	$ 3,140,612	$ 1,579,391

ROYAL STANDARD MINERALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (PREPARED BY MANAGEMENT)
(UNAUDITED)
(Expressed in United States Dollars)

	Three Months Ended April 30,			
		2004		2003
EXPENSES				
General and administrative	$	32,109	$	12,952
Consulting fees		53,125		58,756
Depreciation		3,527		809
Foreign exchange loss (gain)		29,181		(33,189)
		117,942		39,328
NET LOSS FOR THE PERIOD		(117,942)		(39,328)
DEFICIT, BEGINNING OF PERIOD		(7,377,424)		(6,822,798)
DEFICIT, END OF PERIOD	$	(7,495,366)	$	(6,862,126)

ROYAL STANDARD MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)
(UNAUDITED)

	Three Months Ended April 30,	
	2004	2003
ACTIVITIES		
Net loss for the period	$ (117,942)	$ (39,328)
Add: depreciation	3,527	809
Changes in non-cash working capital:		
Receivables	(2,110)	5,594
Accounts payable and accrued liabilities	(47,888)	(13,880)
	(164,413)	(46,805)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common shares, net of share issue costs	1,727,021	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Exploration property expenditures	(22,716)	(89,446)
Equipment	-	(10,883)
	(22,716)	(100,329)
Change in cash and cash equivalents	1,539,892	(147,134)
Cash and cash equivalents, beginning of period	189,732	283,030
Cash and cash equivalents, end of period	$ 1,729,624	$ 135,896

ROYAL STANDARD MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
THREE MONTHS ENDED APRIL 30, 2004
(Expressed in United States Dollars)
(UNAUDITED)

1. Summary of Significant Accounting Policies

    The management of Royal Standard Minerals Inc. ("Royal") have prepared these consolidated financial statements in
    accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction
    with the audited financial statements for the year ended January 31, 2004.

    These statements follow the same accounting policies and methods as the most recent annual audited
    financial statements.

    The disclosure in these interim consolidated financial statements may not conform in all respects to Canadian generally
    accepted accounting principles for annual financial statements.

    In the opinion of management, all adjustments considered necessary for fair presentation have been included in
    these financial statements. Operating results for the three months ended April 30, 2004 may not be indicative of the
    results that may be expected for the full year ending January 31, 2005.

2. Exploration properties

    The following table reflects the exploration properties and expenditures during the three months ended April 30, 2004:

	Opening Balance January 31, 2004	Additions	Ending Balance April 30, 2004
Gold Wedge Project	$ 264,119	$ 3,926	$ 268,045
Manhattan Project	172,031	6,000	178,031
Como Project	126,124	4,595	130,719
Railroad Project	122,732	1,978	124,710
Pinon Project	511,043	6,217	517,260
Fondaway Project	43,999	-	43,999
Other	13,396	-	13,396
	$ 1,253,444	$ 22,716	$ 1,276,160

3. Capital Stock

    Authorized
    Unlimited number of special shares without par value
    Unlimited number of common shares

ISSUED	APRIL 30, 2004 Shares	Amount
Balance, beginning of period	34,141,338	$ 7,221,581
Private placements, net of issue costs	7,395,000	1,635,230
Shares issued to broker as compensation	349,680	91,791
Warrant valuation	-	(299,683)
Balance, end of period	41,886,018	$ 8,648,919

    On February 17, 2004, articles of amendment were filed to authorize the issuance of an unlimited number of special shares
    without par value.

(Expressed in United States Dollars)

3. Capital Stock (continued)

i) On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of CDN $0.25 per unit for gross proceeds of $268,750 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of CDN $0.30 until February 2, 2005.

ii) On April 16, 2004, the Company closed a private placement offering of 6,320,000 units at a price of CDN $0.35 per unit for gross proceeds of $2,212,000 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of CDN $0.50 until April 15, 2006.

Canaccord Capital Corporation ("Canaccord") acted as agent and was paid an 8% commission of which $91,791 was paid by issuing 349,680 common shares and 1,438,840 warrants of the Company. The agent's warrants have the same terms as the warrants. In addition, Canaccord was paid an administration fee of $7,500 CDN.

The fair value of the common share purchase warrants and agent's warrants were estimated using the Black-Scholes pricing model based on the following assumptions:

(i) Warrants issued on private placement
Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 12 months. Value assigned to 537,500 warrants is $36,339.

(ii) Warrants issued on private placement
Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 3,160,000 warrants is $187,805.

(iii) Agent's warrants
Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 1,438,840 compensation warrants is $75,539.

4. Stock Options

As at April 30, 2004, the following common shares were reserved for issuance to directors, officers and employees under Royal's stock option plan:

595,000	shares at CDN $0.23 per share until May 04, 2005
880,000	shares at CDN $0.17 per share until May 25, 2006
960,000	shares at CDN $0.26 per share until April 25, 2007
655,000	shares at CDN $0.40 per share until May 13, 2007
320,000	shares at CDN $0.265 per share until December 12, 2008
3,410,000	

(Expressed in United States Dollars)

5. Warrants

The following table reflects the fair value of share purchase warrants and agent's warrants currently outstanding:

Expiry	Price ($) CDN	Number	Value ($)
February 2, 2005	0.30	537,500	36,339
July 24, 2005	0.30	3,000,000	126,063
July 24, 2005	0.30	600,000	25,213
April 15, 2006	0.50	3,160,000	187,805
April 15, 2006	0.50	1,438,840	75,539
		8,736,340	450,959

6. Basic and diluted loss per share

Basic loss per share has been determined by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share is the same as basic loss per share. The Company's stock options and warrants were not included in the diluted loss per share calculation because it would have had an anti-dilutive effect.

The table below shows the computation of the basic and diluted loss per share:

	April 30, 2004	April 30, 2003
Numerator for basic and diluted loss per share:		
Net loss for the period	$ (117,942)	$ (39,328)
Denominator:		
Weighted average common shares	35,216,338	28,141,338
Weighted average diluted shares	35,216,338	28,141,338
Loss per share, basic	0.00	0.00
Loss per share, diluted	0.00	0.00

7. Income taxes

The estimated taxable income for the period ended is $nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that Royal will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on Royal's actual losses for tax purposes, refer to the January 31, 2004 audited consolidated financial statements.

8. Subsequent event

Royal granted options to purchase 775,000 common shares of Royal to a director and an officer. The options are exercisable at $0.36 and expire on May 4, 2009.